

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 24, 2018

Via E-Mail
Justin Davis-Rice
Executive Director
Bendon Group Holdings Limited
c/o Bendon Limited
Building 7C, Huntley Street
Alexandria
NSW 2015, Australia

     **Re:**    **Bendon Group Holdings Limited**
            **Amendment No. 2 to Registration Statement on Form F-4**
            **Filed April 23, 2018**
            **File No. 333-223786**

Dear Mr. Davis-Rice:

     We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 16, 2018 letter.

General

1.     We note your response to comment 1. We also note your risk factor disclosure that if Nasdaq does not approve Holdco's application for listing, the Transactions will not be completed. Please provide the information stockholders need to assess the magnitude of the risk. For example, if there are any known conditions that Holdco may not be able to meet for listing approval, please disclose.

You may contact Jonathan Burr at (202) 551-5833 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc:    Jeffrey M. Gallant, Esq.
       Graubard Miller